Exhibit 4.92

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's
Memorandum of Agreement for sale and purchase
 of ships.  Adopted by Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
    Revised 1966, 1983, 1986/87.

Dated: February 10th 2017

Dat Atlantic Eternity S.A. of 19 floor, Banco General Tower, Acquillno de la Guardia street, Marbella, Panama city, Republic of Panama, the performance of which is hereby guaranteed by Dong-A Tankers Corp. of Seoul, Korea hereunder called the Sellers, have agreed to sell, and Regina Owners Inc of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 the performance of which is hereby guaranteed by Cardiff Marine Inc of Monrovia, Liberia ) hereunder called the Buyers, have agreed to buy

Name:	Hyundai Samho Hull No S811

Classification SocietyClass:	Korean Register

+ KRS 1 — OIL TANKER (DOUBLE HULL) 'ESP' (FBC) (CSR) CRUDE SeaTrust (HCM) CLEAN1 lWS ESR IHM PSPC CHA LI EQ-SPM

+ KRM 1 — UMA BWT VECL STCM NBS IGS COW

Built:	intention April 2017	By:	Hyundai Samho Shipyard South Korea

Flag:	Place of Registration: TBA

Call Sign:	TBA	Grt/Nrt:

Register Number:	TBA

hereunder called the Vessel, on the following terms and conditions:
Definitions
"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.
"in writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.
"Classification Society" or "Class" means the Society referred to in line 4.
"Shipbuilding Contract" means the Shipbuilding Contract dated 27th February 2015 for the construction of the Vessel made between Hyundai Samho Heavy Industries Co., Ltd. as Builders (the "Builders") and the Sellers as Buyers as amended and supplemented by an Agreement no.1 dated 27th February 2015, an Agreement no.2 dated 18th March 2016, an Agreement no.3 dated 30th May 2016 and an Addendum no.1 dated 27th Feb 2015 which constitutes the full agreement between the Sellers and the Builder.
The following documents are attached to this MOA forming Exhibit A to the present MOA.
Extract of the Shipbuilding Contract dated 27th February 2015
Extract of the Agreement no.1 dated 27th February 2015
Extract of the Agreement no.2 dated 18th March 2016
Extract of the Agreement no.3 dated 30th May 2016
Extract of the Addendum no.1 dated 27th February 2015

1.	Purchase Price USD ~~4~~4.5 million (say U.S. Dollar FORTY FOUR MILLION FIVE HUNDRED THOUSAND ONLY)
2.	Deposit standard deposit clause
As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20~~10~~% (ten per cent) of the Purchase Price (the "Deposit") within 3 banking days from the date of this Agreement has been signed over by fax or email by both the Sellers and Buyers OR when the joint account is ready and open to receive the deposit. Whichever is the latest
This deposit shall be placed with ---- Sellers nominated bank or a deposit holder (such as an international law firm, to be agreed) and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers.
Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers. The parties shall provide to the deposit holder all necessary documentation to open and maintain the account without delay.
3.	Payment
The remaining 80~~90~~ pct of the said Purchase Price together with all amount payable by the Buyers shall be paid in full free of bank charges to Sellers at the time of delivery of the Vessel against all sale and transfer of ownership documents required by Buyers for the purposes of Vessel's registration under Malta flag and obtaining legal title of the Vessel.
The Vessel shall be delivered from the Sellers to the Buyers simultaneously with delivery from the Builder to the Sellers and the Sellers confirm they will not register the Vessel under any registry prior to the delivery of the Vessel to the Buyers.
4.	Inspections
a)* ~~The Buyers have inspected and-accepted the Vessel's classification records. The buyers have also inspected the Vessel at/in and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~
The Buyers have reviewed and accepted the Shipbuilding Contract and Specifications provided by the Sellers and they shall form an integral part of the agreement.
The Buyers have inspected the Vessel during February 6th 2017 at the shipyard.
5.	Notices, time and place of delivery
a)
The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with approximate /30/20/15/10/7 and definite 5/3/ 2 and 1 days notice of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over safely afloat ~~at a safe and-accessible-berth-or anchorage~~ at Hyundai Samho Heavy Industries Co.,Ltd.
~~in the Sellers' option.~~
Expected time of delivery: April 1st, 2017 - June 30th, 2017, however; according to shipbuilding contract (intention 27th April 2017)
Date of Cancelling in Buyers option (see Clauses 5 c), 6 b) (iii) and 13):
c)
If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Seller's notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in Clause 5 b) date of cancelling.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.
d)
Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

~~6.~~	~~Drydocking/Divers Inspection~~
~~b)**~~
~~(i) The Vessel is.te be delivered without drydocking.  However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available of such inspection. The extent of the inspection and the~~

~~conditions under which it is performed shall be to the satisfaction of the Classification.~~
~~Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~
~~(ii)  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society at the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found borken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*.  In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.~~
~~(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b).  Once drydocking has taken place the Sellers shall deliver the Vessel at a port within delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery.  In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maxium of 14 running days.~~
~~c)~~	~~If the Vessel is drydocked pursuant to Clause 6 a) or 6) above.~~
~~(i)  the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor.  If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's ruled for tailshaft survey and consistent with the current stage of the Vessel's survey cycle.  The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society.  The drawing and refitting of the tailshaft shall be arranged by the Sellers.  Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.~~
~~(ii)  the expense relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses.  The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.~~
~~(iii)  the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system.  In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~
~~(iv)  the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~
~~(v)  the Buyers shall have the right to have underwater parts of the Vessel cleaned and painted at their risk and expense withouyt interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery.  If, however, the Buyers' work in drydock is still in process when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to the complete the Buyers' work shall be for the Buyers' risk and expense.  In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).~~
~~*~~	~~Notes, if any, in the surveyor's report are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

~~**~~	~~6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.~~
7.	Spares/bunkers, etc.
The Vessel is to be delivered to Buyers according to the Shipbuilding Contract and the Specifications.
The lubricating oil will be supplied by the Buyers from the beginning when requested by the Shipyard. The Shipyard will pay for the consumption of lubricating oil during test. Ununsed lubricating oil will remain property of the Buyers.
The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the price (excluding barging expenses) at Sellers net purchase price as per Sellers vouchers for bunkers only.
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
All spares to be as per class minimum requirements
8.	Documentation REVERTING SEPARATELY
Closing place to be declared by Sellers (INTENTION OFFICE OF HYUNDAI SAMHO HEAVY INDUSTRIES CO., LTD). Documents to be exchanged by the parties to be mutually agreed between Sellers and Buyers AND INCLUDE documents WHICH shall be required for legal transfer of ownership, registration of the vessel UNDER MALTA FLAG and change of class and be incorporated to an Addendum to the MOA. At the time of delivery the Buyers and the Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of Delivery of the Vessel from the Sellers to the Buyers.
9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.
10.	Taxes, etc.
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.
11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement. However, the Vessel shall be delivered with her class maintained and strictly as per the shipbulding contract and agreed specification.
12.	Buyers' default
Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their proven losses.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the proven loss exceeds the value of the deposit.
13.	Sellers' default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in Clause 5 b) date of cancelling the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated In Clause 5 b) date of cancelling and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in Clause 5 b) date of cancelling or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.
14.	Buyers' representatives
After this agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense. These representative are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the construction ~~operation~~ of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation 10 days prior delivery buyers to have the right to send full crew to the yard for familiarization.
15.	Arbitration
a)*
This agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

16.	Naming
Buyers shall notify vessel's name within three(3) banking days after Moa signed.
17.	Assignments
Not only the Sellers will arrange to assign all the warranties referred in Article IX of the Shipbuilding Contract over the Buyers but also they will provide evidence of the Builder's consent to such assignment.
18.	Communication
The Sellers shall communicate to the Buyers each and every issues arising under the Shipbuilding Contracts during construction which would provide the Sellers (as Buyers in the Shipbuilding Contracts) with any requirement or opportunity to make any decision in respect of changes to the Vessel, or any other aspects of the agreement which may affect the Vessel or the terms of this MOA.
19.	On Delivery
On delivery, Vessel will have present a full set of standard KR class certificates as required by the Shipbuilding Contract and the Specifications. ~~for a New Building Aframax Tanker of this description.~~
All instruction books, drawings, plans and manuals onboard or ashore in Owners or their managers possession are to be delivered to the Buyers. All forwarding costs to be for the Buyers account.
The lubricating oil will be supplied by the Buyers from the beginning when requested by the Shipyard. The Shipyard will pay for the consumption of lubricating oil during test. Ununsed lubricating oil will remain property of the Buyers.
20.	Private and Confidential
It is mutually agreed that the terms agreed herein shall remain strictly private and confidential by all parties involved except where required by statutory or other requirements of publicly listed companies.
21.          The guarantee period of the Vessel after her delivery to the Buyer will remain in force.
22.          The Sellers will assist the Buyers to perform minor modifications, if any, on the Vessel subject to the Builder acceptance. Such minor modifications will not interfere with Vessel's delivery schedule and will not affect Vessel's delivery date.

/s/ Hyung Ju Seo	/s/ Georgios A. [illegible]
For and on behalf of the Sellers	For and on behalf of the Buyers

Name: Hyung Ju Seo	Name: Georgios A. [illegible]
Title: Attorney-in-fact	Title: Attorney-in-fact

/s/ Hyung Ju Seo	/s/ Sofia Mauda
For and on behalf of the Sellers' Guarantor	For and on behalf of the Buyers' Guarantor

Name: Hyung Ju Seo	Name: Sofia Mauda
Title: Attorney-in-fact	Title: Attorney-in-fact